Exhibit 99.1

October 21, 2024

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Pursuant to Regulation 30 of SEBI Listing Regulations, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members by way of remote evoting process, for below Ordinary Resolution:

1. Issue of Bonus Shares

Please note that the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, October 18, 2024 and whose e-mail addresses are registered with the Company/Depositories.

The remote e-voting period commences at 9 AM IST on Wednesday, October 23, 2024 and ends at 5 PM IST on Thursday, November 21, 2024. The results of the postal ballot will be declared on or before Friday, November 22, 2024.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/bonus/.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, read with other relevant circulars, including General Circular No. 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws, rules and regulations, the resolution appended below for issue of bonus shares/stock dividend [on American Depositary Shares (ADS)], is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolution setting out the material facts is annexed hereto for your consideration.

The Board of Directors of Wipro Limited (the “Company”), at their meeting held on October 17, 2024, appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars and other applicable laws and regulations, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Thursday, November 21, 2024, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Friday, November 22, 2024 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), and KFin Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent” or “RTA”). The results will also be displayed at the Company’s registered office and on its website at www.wipro.com.

Resolution No. 1- Issue of Bonus Shares

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 63 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Foreign Exchange Management Act, 1999 (“FEMA”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and other applicable regulations, rules and guidelines issued by the Securities and Exchange Board of India (“SEBI”) and the Reserve Bank of India (“RBI”) from time to time, the provisions of Article 137 of the Articles of Association of the Company, and pursuant to the recommendation of the Board of Directors of the Company (hereinafter referred to as “the Board”, which expression shall be deemed to include a Committee of Directors or officer(s) of the Company duly authorized in this behalf), and subject to such approvals as may be required in this regard, approval of the Members be and is hereby accorded to the Board for capitalization of such sums standing to the credit of the free reserves and/or the securities premium account and/or capital redemption reserve of the Company, as may be considered necessary by the Board, for the purpose of the issue of bonus equity shares of ₹ 2/- each, credited as fully paid-up equity shares to the holders of the existing equity shares of the Company in consideration of their said holding and whose names appear in the Register of Members maintained by the Company/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board, in the proportion of 1:1 i.e.,1 (One) bonus equity share for every 1 (One) existing fully paid-up equity share held by the Members of the Company.

RESOLVED FURTHER THAT consequent to the issue of bonus equity shares, as hereinbefore resolved, in accordance with the relevant provisions of the Memorandum of Association and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA (SEC), and any other requirement under any law, approval of the Members be and is hereby accorded to the Board for the purpose of issue of stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADS) to the holders of the existing ADS of the Company in consideration of their said holding and whose names appear on such date as may be fixed in this regard by the Board, in the proportion of 1:1 i.e., 1 (One) ADS for every 1 (One) existing ADS held by the ADS holders of the Company.

RESOLVED FURTHER THAT the bonus equity shares/stock dividend [on American Depositary Shares (ADS)] so allotted shall rank pari passu in all respects with the fully-paid up equity shares/ADS of the Company as existing on such date as may be fixed in this regard by the Board.

RESOLVED FURTHER THAT the issue and allotment of the bonus equity shares/ stock dividend [on American Depositary Shares (ADS)] to Non-Resident Members, Foreign Portfolio Investors / Foreign Institutional Investors and other Foreign Investors, shall be subject to the approval, if any, of RBI under the FEMA or any other regulatory authority, as may be necessary.

RESOLVED FURTHER THAT the Board be and is hereby authorized to make appropriate adjustments necessary for the issue of bonus equity shares/stock dividend (on ADS) as aforesaid, to the stock options and Restricted Stock Units (RSUs), Performance Stock Units (PSUs) which have been granted (whether vested or not) to employees of the Company/subsidiaries under ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock Unit Plan 2005, Wipro Restricted Stock Unit Plan 2007 and Wipro Limited Employee Stock Options, Performance Stock Unit and/ Restricted Stock Unit Scheme 2024 pursuant to the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and any amendments thereto from time to time, such that the number of stock options/RSUs/PSUs which are available for granting and those already granted but not exercised as on the record date shall be appropriately adjusted.

RESOLVED FURTHER THAT in accordance with the ICDR Regulations, the new equity shares to be allotted pursuant to the bonus issue shall be allotted in dematerialised form only and shall be credited to the respective beneficiary accounts of the members with their respective Depository Participant(s). With respect to the members holding equity shares in physical form, the Company shall credit the bonus equity shares to a new demat suspense account or to a demat account in the name of a trustee of a trust to be settled by the Company to hold these shares till they are credited to the beneficiary accounts of the respective members holding equity shares in physical form.

RESOLVED FURTHER THAT for the purposes of giving effect to the bonus issue of equity shares and ADS as resolved hereinbefore, the issuance of equity shares and/or ADS or instruments or securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, to resolve all such issues, questions, difficulties or doubts whatsoever that may arise in this regard including without limitation, filing a registration statement, if any, and other documents with the SEC and/or the SEBI, listing the additional equity shares and/or ADS on BSE Limited, National Stock Exchange of India Limited and New York Stock Exchange (NYSE) as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, JP Morgan Chase Bank, N.A., New York (the depositary to the Company’s ADS) and the American Depositary Receipt Holders (‘the Depositary Agreement’) in connection with the Company’s ADS offering, listing on NYSE, and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.”

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: October 17, 2024

Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, October 18, 2024 (“Cut-off date”). Please note, however, that those members who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolution as set out in this Notice.

2.

In line with the MCA and SEBI Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at www.wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com

3.

The Postal Ballot Notice will also be provided to the ADS Depository, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker, or other nominee in DTC.

4.	Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s).

In respect of shares held in physical form, Members may register their email id by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India – 500 032, along with the duly filled in form ISR-1 along with the related proofs, available at https://www.wipro.com/investors/faqs/.

5.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

6.	Resolution passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

7.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, October 18, 2024. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.	The resolution, if passed by the requisite majority, shall be deemed to have been passed on Thursday, November 21, 2024 i.e., the last date specified for receipt of votes through the e-voting process.

9.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

10.

In accordance with the proviso to Regulation 40(1) of the Listing Regulations, as amended from time to time, and read with SEBI circulars, transfer of securities of the Company, including transmission and transposition requests, shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions.

11.

SEBI vide SEBI Circular has mandated Members holding shares in physical form to submit PAN, nomination, contact details, bank account details and specimen signature in specified forms. Members may access www.wipro.com/investors/faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4 & ISR-5, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Share Transfer Agent.

12.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF	THROUGH DEPOSITORIES		THROUGH DEPOSITORY
E-VOTING	NSDL	CDSL	PARTICIPANTS
Individual shareholders holding securities in demat mode

1.  Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services.

d)  Click on Company name or e-voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Shareholders already registered for Easi / Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/my easitoken/home/login/ or www.cdslindia.com

b)  Click on the “Login” icon and opt for “My Easi New (Token)” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available.

d)  Click on Company name or e-voting service provider name, i.e., KFintech to cast your vote.

Shareholders may alternatively log - in using credentials of the demat account through their Depository Participants registered with NSDL / CDSL for the e-voting facility. On clicking the e-voting icon, shareholders will be re-directed to the NSDL / CDSL site, as applicable, on successful authentication.

Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

MODES OF	THROUGH DEPOSITORIES		THROUGH DEPOSITORY
E-VOTING	NSDL	CDSL	PARTICIPANTS
	2. Shareholders who have not registered for IDeAS facility may follow the below steps:	2. Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com/

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e-Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote. Members can also

a)  To register for this facility, visit the URL: https://web.cdslindia.com/ myeasitoken/home/login/

b)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience.

4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at toll free no.: 18001020990.	4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800225533.

MODE OF E-VOTING	THROUGH KFINTECH
1. In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a) Visit the following URL: https://evoting.kfintech.com

b)  Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c) After entering these details appropriately, click on “LOGIN”.

Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e) You need to login again with the new credentials.

f) On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited.’

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

3. For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:

a) If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event Number+ Folio No. or DP ID Client ID to 9212993399

Example for NSDL - MYEPWD IN12345612345678

Example for CDSL - MYEPWD 1402345612345678

Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)  Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.

d)  Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/ “Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Wednesday, October 23, 2024 and ends at 5 PM IST on Thursday, November 21, 2024. During this period, Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the Cut-off date of Friday, October 18, 2024, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the Cut-off date i.e., Friday, October 18, 2024.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, October 18, 2024, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN.” If the Shareholder does not indicate either “FOR” or “AGAINST,” it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6.	Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf.

7.	You may then cast your vote by selecting an appropriate option and click on “Submit.”

8.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

9.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1-800- 3094-001 for any further clarifications.

10.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

11.

The Scrutinizer will submit his/her report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Friday, November 22, 2024 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

The equity shares of your Company are listed and actively traded on the National Stock Exchange of India Limited and BSE Limited, and ADS are listed and actively traded on the New York Stock Exchange. With a view to encourage the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, the Board in its meeting held on Thursday October 17, 2024 considered and approved a bonus issue of 1 (One) equity share for every 1 (One) existing fully paid-up equity shares held, and a bonus issue (viz., stock dividend on ADS) of 1 (One) ADS for every 1 (One) existing ADS held, respectively, as on a record date to be determined by the Company. The ratio of equity shares underlying the ADS held by an American Depositary Receipt holder would remain unchanged.

The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the stock options/RSUs/PSUs of the Company under ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock Unit Plan 2005, Wipro Restricted Stock Unit Plan 2007 and Wipro Limited Employee Stock Options, Performance Stock Unit and/ Restricted Stock Unit Scheme 2024 pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2021 and any amendments thereto from time to time, such that all stock options/RSUs/PSUs which are available for grant and options/RSUs/PSUs vested and unvested, as on record date shall be proportionately adjusted.

The issue of bonus equity shares, the stock dividend on ADS, are subject to Members’ approval in terms of Section 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals.

Article 137 of the Articles of Association of the Company permits capitalisation of any part of the amount for the time being standing to the credit of the free reserves and/or the securities premium account and/or capital redemption reserve of the Company as may be considered necessary by the Board, for the purpose of issue of the bonus shares.

Members are requested to note that in terms of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, the new equity shares to be allotted pursuant to the bonus issue shall be allotted in dematerialised form only. Accordingly with respect to the bonus shares of members holding equity shares in physical form, the said bonus shares shall be credited in dematerialised form to a new demat suspense account or to a demat account in the name of a trustee of a trust to be settled by the Company to hold these shares till they are credited to the beneficiary accounts of the respective members holding equity shares in physical form. The voting rights on the bonus equity shares held in the demat suspense account / trust account, shall remain frozen.

No Director, Key Managerial Personnel of the Company or their relatives are in any way concerned or interested in the above resolution except to the extent of their shareholding and outstanding stock options/RSUs/PSUs in the Company or to the extent of the shareholding of companies/institutions/trusts/other entities of which they are directors or members or trustees or hold other similar positions.

The Board recommends the above resolution for approval of the Members.